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Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation, Organization or Formation
GNC Parent LLC.	Delaware
GNC Corporation	Delaware
General Nutrition Centers, Inc.	Delaware
GNC Funding, Inc.	Delaware
General Nutrition Corporation	Pennsylvania
General Nutrition Investment Company	Arizona
GNC Puerto Rico, Inc.	Puerto Rico
General Nutrition Centres Company	Canada (Nova Scotia)
GNC Columbia SAS	Columbia
LuckyVitamin Corporation	Pennsylvania
GNC Transportation, LLC	Pennsylvania
Gustine Sixth Avenue Associates, Ltd.	Pennsylvania
GNC Headquarters, Inc.	Pennsylvania
Compania Nutricional Mexicana GNC	Mexico
GNC China Holdco LLC	Delaware
GNC Hong Kong Limited	Hong Kong
GNC Canada Holdings, Inc.	Nevada
GNC(Shanghai) Trading Co., Ltd.	China

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  Exhibit 21.1
Subsidiaries of the Registrant